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                                                                  EXHIBIT (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Securities. The Offer is being made solely by the Offer to Purchase dated January 21, 2000 and the related Letter of Transmittal, and is being made to all holders of Securities. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Securities pursuant thereto, Purchaser shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Securities in such state. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                      and
               All Outstanding Shares of Series A Preferred Stock
                                       of
                               Moore Products Co.
                                       at
                      $54.71 Net Per Share of Common Stock
                                      and
                $21.88 Net Per Share of Series A Preferred Stock
                                       by
                            Malibu Acquisition Corp.
                          a wholly owned subsidiary of
                       Siemens Energy & Automation, Inc.
                     an indirect wholly owned subsidiary of
                           Siemens Aktiengesellschaft

   Malibu Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Siemens Energy & Automation, Inc. ("Parent"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), is offering to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Moore Products Co., a Pennsylvania corporation (the "Company"), at a price of $54.71 per share of Common Stock, net to the seller in cash, without interest thereon, and all outstanding shares of Series A preferred stock, par value $1.00 per share (the "Preferred Stock" and, together with the Common Stock, the "Securities"), of the Company, at a price of $21.88 per share of Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 17, 2000, UNLESS THE OFFER IS EXTENDED.

   The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn immediately prior to the expiration of the Offer or otherwise acquired by Parent or any of its affiliates prior to the expiration of the Offer a number of Securities representing at least a majority of (A) the Fully Diluted Voting Power (as defined in the Offer to Purchase) and (B) (x) the outstanding shares of Preferred Stock and (y) the Fully Diluted Shares (as defined in the Offer to Purchase) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to the other conditions set forth in the Offer to Purchase. See Sections 1 and 15 of the Offer to Purchase.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 16, 2000 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement and the Pennsylvania Business Corporation Law (the "PBCL"), as promptly as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions contained in the Merger Agreement, Purchaser (or another wholly owned subsidiary of Parent) will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger. At the effective time of the Merger (the "Effective Time"), (i) each share of Common Stock then outstanding, other than shares of Common Stock held by (A) the Company or any of its subsidiaries, (B) Parent or Purchaser or any of their subsidiaries and (C) holders of shares of Common Stock who properly perfect their dissenters' rights under the PBCL, if applicable, will be converted into the right to receive $54.71 in cash, without interest thereon and (ii) each share of Preferred Stock then outstanding, other than shares of Preferred Stock held by (A) the Company or any of its subsidiaries, (B) Parent or Purchaser or any of their subsidiaries, and (C) holders of shares of Preferred Stock who properly perfect their dissenters' rights under the PBCL, if applicable, will be converted into the right to receive $21.88 in cash, without interest thereon. The Merger Agreement is more fully described in Section 12 of the Offer to Purchase.

   The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, each class of the Company's securityholders and unanimously recommends that securityholders accept the Offer and tender their Securities pursuant to the Offer.

   Simultaneously with the execution and delivery of the Merger Agreement, Parent and Purchaser, on the one hand, and certain securityholders on the other hand (the "Certain Securityholders"), entered into a Tender and Option Agreement dated as of January 16, 2000 (the "Tender and Option Agreement"). The Tender and Option Agreement relates to the 1,196,379 shares of Common Stock and 175,950 shares of Preferred Stock owned by the Certain Securityholders, as well as 274,360 shares of Common Stock subject to Options (as defined in the Offer to Purchase), of which 216,750 such Options are presently exercisable. The issued and outstanding Securities subject to the Tender and Option Agreement currently represent approximately 49.8% of the Fully Diluted Voting Power, 100% of the outstanding shares of Preferred Stock and 36.3% of the Fully Diluted Shares. The issued and outstanding Securities and presently exercisable Options subject to the Tender and Option Agreement together represent approximately 54.9% of the Fully Diluted Voting Power, 100% of the outstanding shares of Preferred Stock and 42.9% of the Fully Diluted Shares. Pursuant to the Tender and Option Agreement, each Certain Securityholder has agreed, among other things, to grant Purchaser an option to purchase the Securities subject thereto upon the occurrence of certain "Trigger Events" (as defined in the Offer to Purchase) and to tender in the Offer, and not to withdraw therefrom, the Securities owned by such Certain Securityholders, as well as any other Securities acquired prior to the expiration of the Offer including pursuant to the exercise of Options. The Tender and Option Agreement is more fully described in Section 12 of the Offer to Purchase.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Securities properly tendered to Purchaser and not withdrawn, if, as and when Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of its acceptance for payment of such Securities. Upon the terms and subject to the conditions of the Offer, payment for Securities accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering securityholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering securityholders. In all cases, payment for Securities accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Securities (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect thereto), (ii) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering securityholders at different times if delivery of the certificates and other required documents occur at different times. The per share consideration paid to any holder of shares of Common Stock pursuant to the Offer will be the highest per share consideration paid to any other holder of such shares of Common Stock pursuant to the Offer. The per share consideration paid to any holder of shares of Preferred Stock pursuant to the Offer will be the highest per share consideration paid to any other holder of such shares of Preferred Stock pursuant to the Offer.

   Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the Securities, regardless of any extension of the Offer or any delay in making such payment.

   The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Thursday, February 17, 2000, unless and until Purchaser (in accordance with the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

   Subject to the terms of the Merger Agreement and applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to
(a) extend the period of time during which the Offer is open and thereby delay acceptance for payment of and the payment for any Securities, by giving oral or written notice of such extension to the Depositary and (b) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Any extension, delay, waiver, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in
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the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

   Except as otherwise provided in the Offer to Purchase, tenders of Securities are irrevocable. Shares of Common Stock tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 20, 2000. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares of Common Stock to be withdrawn, the number of shares of Common Stock to be withdrawn and the name of the registered holder of the shares of Common Stock to be withdrawn, if different from the name of the person who tendered the shares of Common Stock. If certificates evidencing shares of Common Stock to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares of Common Stock have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Common Stock have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn shares of Common Stock and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tendered shares of Common Stock may not be rescinded, and any shares of Common Stock properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn shares of Common Stock may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding.

   The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Company has provided Purchaser with the Company's securityholder lists and security position listings for the purpose of disseminating the Offer to securityholders. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Securities whose names appear on the securityholder lists, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's securityholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Securities.

   The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

   Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. None of Siemens AG, Parent or Purchaser will pay any fees or commissions to any broker or dealer or other person other than the Depositary, the Information Agent and the Dealer Manager for soliciting tenders of Securities pursuant to the Offer.

                    The Information Agent for the Offer is:
                                   GEORGESON
                                  SHAREHOLDER
                              COMMUNICATIONS INC.
                                17 State Street
                            New York, New York 10004
                          Call Collect (212) 440-9800
                         Call Toll Free (800) 223-2064

                      The Dealer Manager for the Offer is:

                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                          Call Collect (212) 902-1000
                         Call Toll Free (800) 323-5678
January 21, 2000